SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2005
Commission File Number: 001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results and Operations for the three months ended September 30, 2005 and 2004 and the nine months ended September 30, 2005 and 2004. Attached hereto is a copy of the press release dated October 27, 2005.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Roberto Carrillo

	Name:	Roberto Carrillo
	Title:	Chief Financial Officer

Date: October 27, 2005

Homex Reports Solid Margin Expansion in 3Q 2005; Net Income, Operating Income and EBITDA Doubled. Acquisition of Beta Paying Off

          CULIACAN, Mexico, Oct. 27 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announced results for the third quarter ended September 30, 2005(1).

          Highlights

*	Total revenues increased 91.0% in the third quarter of 2005 to Ps.2.5 billion from Ps.1.3 billion in the third quarter of 2004.

*	The Company sold 9,999 homes during the third quarter, representing an increase of 81.6% over the same period of 2004. Middle-Income units almost doubled.

*

Operating income increased 109.5% in the third quarter of 2005 to Ps.569 million from Ps.272 million in the third quarter of 2004, operating margin increased to 23.0% from 21.0% in the third quarter of 2004.

*	Integration of Beta in line with Company program.

*	Homex launched new middle-income developments in Morelia, La Paz and Nuevo Laredo.

*	Homex announced successful placement of US$250 Million of 10-year Senior Notes.

          “I am excited about the results we achieved this quarter. The integration of Beta, which is scheduled for completion before year-end, has already yielded savings in the first major steps we are undertaking, like material procurement and construction control processes,” commented Gerardo de Nicolas, Homex’s Chief Executive Officer. “The successful bond issuance completed in the quarter is a major step in the Company’s capitalization strategy, reinforcing our leadership in equity and debt transactions, strengthening our balance sheet and even better positioning Homex to deliver quality homes into the growing Mexican market.”

          Financial and Operating Highlights

          Thousands of constant pesos as of September 30, 2005, unless otherwise indicated

				Nine Months

	3Q05	3Q04	% Chg.	2005	2004	% Chg.

Volume (Homes)	9,999	5,505	81.6%	20,535	13,593	51.1%
Revenues	$2,470,266	$1,293,063	91.0%	$5,354,492	$3,298,399	62.3%
Gross profit	$789,434	$389,575	102.6%	$1,686,426	$1,021,694	65.1%
Operating Income	$569,326	$271,746	109.5%	$1,190,326	$715,917	66.3%
Other Income	$3,552	$-3,488	—	$20,296	$43,070	-52.9%
Net Interest Expense	$126,239	$7,990	1,480.0%	$199,660	$59,995	232.8%
Net Income	$302,191	$159,673	89.3%	$699,922	$457,708	52.9%
EBITDA (a)	$579,226	$273,215	112.0%	$1,249,503	$763,480	63.7%
Gross Margin	32.0%	30.1%		31.5%	31.0%
Operating Margin	23.0%	21.0%		22.2%	21.7%
Net Income Margin	12.2%	12.3%		13.1%	13.9%
Earnings per share	0.90	0.51		2.21	1.69
Weighted average shares outstanding (MM)	335.9	313.9		316.3	271.4
EBITDA / Net Interest Expense	4.6	34.2		6.3	12.7
Accounts receivable (days)				192	182
Inventory turnover (days)				63	49
Total accounts receivable plus inventory (days)				255	231

(a)

EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the third quarter 2005 and 2004.

          Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information

          (Thousands of constant pesos as of September 30, 2005)

	Three months ended September 30,

	2005	2004

Net income (loss)	302,191	159,673
Depreciation	9,900	1,469
Other expense	-3,552	3,488
Net comprehensive financing cost	135,824	20,497
Income tax expense	139,256	77,172
Minority Interest	-4,393	10,916
EBITDA	579,226	273,215

          Proforma Financial and Operating Highlights

          For the convenience of the reader, the Company is including a summary of Proforma financial highlights that incorporates three months of Beta’s results into 3Q04 and nine months in year-to-date 2004 figures.

          Proforma Financial and Operating Highlights

          Thousands of constant pesos as of September 30, 2005, unless otherwise indicated

				Nine Months

	3Q05	3Q04	% Chg.	2005	2004	% Chg.

Volume (Homes)	9,999	8,945	11.8%	26,381	22,057	19.6%
Revenues	$2,470,266	$1,961,768	25.9%	$6,570,353	$4,953,445	32.6%
Gross profit	$789,434	$562,088	40.4%	$2,013,049	$1,466,224	37.3%
Operating Income	$569,326	$392,464	45.1%	$1,387,461	$1,019,379	36.1%
Other Income	$3,552	$-1,217	—	$20,344	$45,370	-55.2%
Net Interest Expense	$126,239	$25,912	387.2%	$243,490	$132,335	84.0%
Net Income	$302,191	$242,680	24.5%	$796,581	$610,000	30.6%
EBITDA	$579,226	$398,746	45.3%	$1,458,286	$1,083,839	34.5%
Gross Margin	32.0%	28.7%		30.6%	29.6%
Operating Margin	23.0%	20.0%		21.1%	20.6%
Net Income Margin	12.2%	12.4%		12.1%	12.3%

          All pro forma financial information is unaudited and for the nine-month period comparison may not be indicative of the results of operations that actually would have been achieved had Homex acquired Beta at the beginning of the period presented, and do not purport to be indicative of future results.

          Operating Results

          The presentation of Homex results of operations in this press release includes for the first time the consolidated financial results of Controladora Casas Beta, S.A. de C.V. (Beta).  The acquisition of Beta became effective July 1, 2005.  The Company’s period-to-period financial results are not directly comparable as a result of the inclusion of Beta’s results of operations as of July 1, 2005.

          Homex operated in 26 cities and 17 states across Mexico as of September 30, 2005.

          Sales volumes for the three-month period ended September 30, 2005 totaled 9,999 homes, an 81.6% increase from the same period during the previous year. This was primarily driven by an 80.6% increase in affordable entry-level volumes, from 5,177 in the third quarter of 2004 to 9,349 in the third quarter of 2005, that incorporate units sold through the recently acquired Beta. The 5,5middle-income segment also contributed significantly with 650 homes in the quarter, representing a 98.2% increase over the 328 homes in the same period of the prior year.  In the nine-month period ended September 30, 2005, sales volume totaled 20,535 homes, a 51.1% increase from the same period during the previous year.

          The average price during the third quarter for all homes sold was Ps.247 thousand, reflecting the greater proportion of affordable entry level homes due to Beta’s integration and commercial areas in the sales mix. The average price for affordable entry-level houses increased 14.4% to Ps.224 thousand in the third quarter of 2005 from Ps.196 thousand in the third quarter of 2004. This increase reflects a better mix of affordable entry-level products and a slightly higher average in the low-end product price as a result of the incorporation of Beta products into the mix.

          The average sales price for middle-income homes in the third quarter of 2005 was Ps.580 thousand, marginally lower than the previous quarter’s average and reflects the Company’s focus on the lower range of middle-income homes where there is greater availability of mortgage products for our clients.  The average sales price for middle-income homes is 32% lower compared to that of the third quarter of 2004, derived from the sales mix targeted towards higher priced homes in 2004. The Company expects the average sales price of middle- income homes to fluctuate each quarter depending on the mix of sales within the segment.

          Mortgage financing: The Company continued to diversify the source of mortgage financing during the third quarter of 2005. By having a broad source of mortgages, Homex is able to secure financing for its clients more quickly and on better terms. As of September 30, 2005, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers.  Homex also expanded the number of homes sold through “cofinanciamiento” operations with INFONAVIT and one of the largest banks in Mexico to 535 homes.

          Mortgage Financing by Segment

Number of Mortgages Financing Source	3Q 2005	% of Total	3Q 2004	% of Total

INFONAVIT	6,065	60.7%	1,613	29.3%
SHF & Banks	2,705	27.1%	3,424	62.2%
FOVISSSTE	1,229	12.3%	468	8.5%
Total	9,999	100.0%	5,505	100.0%

          During the third quarter of 2005, the Company focused its affordable entry-level operations through INFONAVIT, which represented 60.7% of the mortgages granted to Homex’s customers during the quarter. The consolidation of Beta, combined with the competitive nature of the INFONAVIT mortgages as well as the implementation of the program “Pago Anticipado” or advanced payment, resulted in an increase during the quarter of INFONAVIT mortgages for the Company’s customers.

          During September 2005, INFONAVIT successfully completed its second securitization of mortgages this year, in the amount of approximately Ps.1,400 million, making an important step in reaching the fund’s goals of granting approximately 375,000 mortgages in 2005.  Homex will continue looking for the most convenient and efficient products that fulfill the needs of its customers, both in the affordable entry-level and middle-income segments.

          There is a greater participation of commercial banks in Mexico’s mortgage market.  Increased competition and a wave of attractive mortgage products are benefiting Homex’s clients and enhancing its marketing efforts.  Mortgage interest rates continued to be attractive for growing middle class in Mexico. In spite of the global hikes in interest rates, competition within Mexico is also contributing to additional downward pressure on mortgage rates within our markets.  New communities: During the third quarter of 2005 Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico.

          During the third quarter of 2005, Homex focused on the middle-income segment, initiating works on three new middle-income level developments in Morelia in the State of Michoacan, La Paz in Baja California Sur and in the border city of Nuevo Laredo. The middle-income development in Morelia will consist of approximately 490 homes, 190 homes in La Paz and 395 in the first stage of the Nuevo Laredo development.  The Company will continue its expansion in the middle-income segment, opening new projects in states where Homex is present.

          Financial Results

          Revenues increased 91.0% in the third quarter of 2005 to Ps.2,470 million from Ps.1,293 million in the same period of 2004. This result is primarily due to the 98.2% increase in the number of middle-income homes sold in the quarter, as well as the 80.6% increase in the number of affordable entry-level homes sold, principally attributable to Beta’s integration into Homex. Home volume increases in both levels drove total revenues significantly higher than in the last period. As a percentage of total revenues, affordable entry-level represented 80.8% in the third quarter of 2005 versus 77.4% in the same period of 2004. During the first nine months of 2005, revenues increased 62.3% to Ps. 5,354 million from Ps. 3,298 million in the same period of 2004.

          Gross profit for the quarter more than doubled, increasing 102.6% to Ps.789 million from Ps.390 million in the same quarter of 2004. Homex generated a gross margin of 32.0% in the third quarter of 2005 compared to 30.1% in the same period of last year. Costs, as a percentage of revenues, decreased to 68.0% in the third quarter of 2005 from 69.9% in the same period of previous year, as the Company continues its negotiations with suppliers and implements tighter controls in material use and procurement in Tijuana and Monterrey. In absolute terms, costs increased 86.0% to Ps.1,681 million in the third quarter of 2005 from Ps.903 million in the same quarter of 2004 as a result of the increase in home sales.  Gross profit for the first nine months of 2005 increased 65.1% to Ps.1,686 million from Ps.1,022 million in the same period of 2004.

          Selling and administrative expenses (SG&A) as a percentage of revenues decreased to 8.9% in the third quarter of 2005 from 9.1% in the same period of 2004.  In absolute terms, SG&A increased to Ps.220 million compared to Ps.118 million in the third quarter of 2004. The increase for the quarter was primarily due to the addition of Beta to the Company’s results of operations, as well as higher aggregate sales commissions resulting from the growth in the number of homes sold, the new administrative personnel required to support the Company’s expanding operations and the increase in training expense for the sales force and branch managers. Selling and administrative expenses in the first nine months of 2005 as a percentage of revenues remained stable in 9.3% compared to the same period of 2004.

          Operating income more than doubled in the third quarter of 2005 increasing 109.5% to Ps.569 million compared to Ps.272 million in the same period of 2004. Operating income as a percentage of revenues increased from 21.0% in the third quarter of 2004 to 23.0% in the same quarter of 2005.

          Other income in the third quarter 2005 was Ps.4 million compared to other expense of Ps.3 million in the third quarter of 2004.  The third quarter 2005 result was mainly driven by a partial recovery of VAT taxes during the period. Other income in the first nine months of 2005 decreased 52.9% from Ps.43 million to Ps.20 million derived from lower VAT accumulated recoveries in 2005.

          Net comprehensive financing cost increased to Ps.136 million in the third quarter of 2005 compared to Ps.20 million the year ago period.  As a percentage of revenues, net comprehensive financing cost was 5.5% in the third quarter of 2005 compared with 1.6% in the same quarter of 2004.  Net interest expense increased to Ps.126 million in the third quarter of 2005 from Ps.8 million in the same quarter of 2004.  The year over year increase in net interest expense was driven by an increase in the Company’s debt level, mainly reflecting Beta’s existing debt, the Homex commercial paper program and the acquisition facility, see “Liquidity.”  During the first nine months of 2005, net comprehensive financing cost increased to Ps.205 million from Ps.78 million in the same period of 2004.  As a percentage of revenues, net comprehensive financing cost increased to 3.8% in the first nine months of 2005 from 2.4% in the same period of 2004.

          Taxes:  Income Tax Expense increased from Ps.77 million in the third quarter of 2004 to Ps.139 million in the same period of 2005.  The effective tax rate for the third quarter of 2005 was 32%.  Income Tax Expense increased from Ps.213 million in the first nine months of 2004 to Ps.314 million in the same period of 2005.  The effective tax rate for the first nine months of 2005 was 31%.

          Net income for the third quarter of 2005 reached Ps.302 million, representing an 89.3% increase over the Ps.160 million reported in the same period of 2004.  Earnings per share for the third quarter of 2005 were Ps.0.90, as compared to Ps.0.51 in the third quarter of 2004.  Net income for the first nine months of 2005 reached Ps.700 million, representing a 52.9% increase over the Ps.458 million reported in the same period of 2004. The increase in net income for the nine-month period also resulted from the increase in operating income.  Earnings per share for the first nine months of 2005 were Ps.2.21, as compared to Ps.1.69 in the first nine months of 2004.

          EBITDA for the third quarter of 2005 rose to Ps.579 million, an increase of 112.0% from Ps.273 million recorded in the third quarter of 2004.  EBITDA for the first nine months of 2005 rose to Ps.1,250 million, an increase of 63.7% from Ps.763 million recorded in the same period of 2004.  EBITDA in the first nine months of 2004 included a higher amount of other income derived from a high recovery of VAT tax in that period.

          Land reserve.  As of September 30, 2005, Homex’s land reserve was 17.3 million square meters, equivalent to 104,268 homes, of which 78,642 are focused on the affordable entry-level and 25,627 on the middle-income segment. These figures exclude optioned land by Homex, as opposed to other Mexican and US homebuilders that normally include it as land bank.  The Company utilized approximately Ps.189 million to buy additional land during the quarter with internally generated cash, bank debt and cash on-hand.  Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years of anticipated sales at its anticipated rate of growth, and 3.0 years of sales at its existing level of sales.

          Liquidity:  On September 28, 2005, Homex announced the settlement of US $250 million, 7.5% Senior Guaranteed Notes due 2015. To reduce foreign- exchange risks, the Company structured a swap instrument for the principal of the Notes that brings the fixed interest rate to 10.4% in peso terms.

          The Notes, which received ratings from Moody’s (Ba3 positive) and Standard & Poor’s (BB stable), were three-times oversubscribed and are the first of their kind in size, rate and maturity for a Mexican homebuilder.

          Upon issuance of the Notes, the Company will not face significant debt principal payments over the next three years, having substituted short-term, higher-cost debt with long-term debt at extremely attractive terms.  Homex’s average maturity will be extended from 2.5 to 8 years and average cost of debt reduced from 12.1% to 10.4%.  Homex is leveraging its strong corporate governance, US GAAP accounting, fully SEC registration and NYSE listing to achieve better rates and tenor than our Mexican competitors.

          As of September 30, 2005, the Company repaid with a portion of the proceeds of the Notes approximately Ps.1,808 million of short-term and mid- term debt, including Beta’s bridge loans and a local structured bonds issue, as well as a portion of the acquisition financing facility the Company obtained to pay for the cash portion of the Beta transaction.

Millions of pesos	as of Sep. 30 re-payments

Commercial Paper	$0
Bridge Loans	$387
Bank Debt	$613
Structured Local Bonds	$269
Banking Facility	$538
Total	$1,808

          As of October 26, 2005, the Company repaid an additional Ps.200 million of short-term debt as scheduled. As of September 30, 2005, Homex had Ps.750 million outstanding under its commercial paper programs, which will be amortized at maturity in November 2005.

          Homex had net debt of Ps.2,353 million in the third quarter of 2005 compared to a negative net debt of Ps.393 million in the third quarter of 2004, when Homex had excess cash derived from the resources of the initial public offering completed in June 29, 2004.  As of September 2005, Homex had a Total debt to Total Capitalization of 0.4x and a gross interest cover of 5.2x, in line with its conservative indebtedness policy.

          Homex funded its cash needs for the third quarter of 2005, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, commercial debt, a portion of the proceeds from the Senior Notes due 2015 and cash on hand.

          Accounts receivable: The days of accounts receivable increased to 192 days as of September 30, 2005 from 182 days in the same period of 2004. The limited increase is the results of the Company’s ability to grow the top line revenue and improve collections considering the higher number of middle-income homes sold in the period, the integration of the Beta operations into the quarterly results and the seasonality attached to the industry.

          The integration of Casas Beta: The Beta integration process is right on schedule.  As of September 30, 2005, Homex’s internally developed IT backbone was fully operational in Tijuana and Monterrey. The IT team in Homex is currently working to complete implementation of the platform.  In Tijuana and Monterrey, the Construction Control IT platform, including among other elements material control, procurement, labor, and critical path construction was fully customized to the tunnel form construction system utilized in Beta. The Company believes this IT platform will bring additional benefits in future quarters, such as a reduction in building materials on-site inventories from approximately 30 days as of September 30, 2005, to 3.5 to 4.0 days in 2006, to achieve the same average in most of Homex’s warehouses.  Identification of better priced materials across the operations is also a result of the Construction Control IT System implementation.

          Negotiations with suppliers continue to this day. Major improvements are being achieved, particularly in the purchasing of steel bar, ready-mix concrete, cement and by the systemization of project infrastructure criteria that are expected to translate in approximately Ps.10 million of savings in 2005 and approximately Ps.100 million by the end of 2006.  Total savings in cost for 2006 are expected to reach Ps.260 million, including Beta’s incorporation to the supplier’s factoring discount program “Cadenas Productivas” that would bring approximately Ps.29 million of additional cash on hand by the end of 2006.

          Additional savings in selling and administrative expenses, including headcount reductions from overlapped functions, corporate marketing expense and changes in sales commission method will result in savings of approximately Ps.94 million by 2006.

          Overall, Homex expects to obtain approximately 100 to 150 basis points of improved proforma operating margin in 2006 from these synergies alone.  The Company expects that the integration of Beta into Homex will be substantially completed by year-end 2005, creating important synergies and further reducing inefficiencies in home delivery and client loan qualification processes.

          Homex is now one of the leading homebuilders in Mexico’s top four markets:
Mexico City, Guadalajara, Monterrey and Tijuana and continues to have a leading position in the additional 22 cities where the Company operates.

          Business Highlights

          Establishment of Storage Centers for Donations to Victims of Hurricane Stan

          On October 7, 2005, Homex arranged for its branch offices to serve as storage centers to collect bottled water, food, clothes and medicine to support the victims of Hurricane Stan, which made landfall in southern Mexico and caused considerable damage that extended from Veracruz to Central America. More than 4,600 Homex employees (not including construction workers) were also given the opportunity to participate in the Company’s storm relief efforts through a payroll donation.

          An initial assessment made by Homex of its developments located in the affected regions indicated no structural damage to its customers’ homes. The Company has affordable-entry developments in Tapachula and Veracruz with a combined total of approximately 1,000 homes.  Location of the development was a critical factor, along with construction quality, in minimizing damage to Homex’s affected developments.

          Homex did not suffer any damage as a result of the recent Hurricane Wilma, as we do not presently have any developments in the state of Quintana Roo. However, the significant damage resulting from Hurricane Wilma may present opportunities for Homex in the affected region.

          Gerardo de Nicolas Homex CEO was recognized as “CEO of the Year” by Latin Trade Business Awards

          Gerardo de Nicolas, Homex’s Chief Executive Officer, was recognized as CEO of the Year, by Latin Trade Bravo Business Award.  This award was presented to Mr. de Nicolas in the category of Latin American companies with US $1 billion or less in yearly revenues.  This award of excellence recognized the outstanding career of Gerardo de Nicolas as an example to encourage Latin Americans to promote development in their countries. The Latin Trade Business Awards ceremony is one of the most prestigious annual ceremonies in the Americas and for 11 consecutive years, Bravo, has honored business and political leaders attracting more than 300 leaders every year, including presidents, business executives and government ministers from across Latin America and the United States.

          Los Cantaros Project Recognized with National Housing Award

          Los Cantaros Project was awarded a National Housing Award in the Housing Technology category. The Director of Construction in Casas Beta and responsible for Los Cantaros development in the Estado de Mexico, Alejandro Lastiri, received the recognition. The National Housing Awards are an annual program organized by the National Housing Commission (CONAFOVI) and INFONAVIT, Fovissste, SHF and Fonhapo, to recognize outstanding housing and construction related projects.  Mexico’s President, Vicente Fox, presided over the awards ceremony, held October 6, 2005. Awards were given in ten categories, including Housing Technology. During the ceremony the President indicated that he is confident Mexico will achieve the goal of 750,000 mortgage credits to be granted in 2006.

          This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Desarrolladora Homex, S.A. de C.V. (Registration Number 333-129100).

          About Homex

          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse home builders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest builder in Mexico, based on the number of homes sold and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A. de C.V. for the three-month and nine-month periods ended September 30, 2005 and 2004, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of September 30, 2005 and 2004.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET DATA
COMPARISON OF SEPTEMBER 30, 2005 WITH SEPTEMBER 30, 2004
(Figures in thousands of constant September 30, 2005 pesos)

	Sep-05		Sep-04		Change 05/04

ASSETS CURRENT ASSETS
Cash and cash equivalents	$1,706,866	13.1%	947,764	15.2%	80.1%
Accounts receivable, net	5,858,741	45.1%	2,659,655	42.7%	120.3%
Inventories	3,798,497	29.2%	2,268,519	36.4%	67.4%
Other current assets	120,605	0.9%	92,759	1.5%	30.0%
Total current assets	11,484,709	88.4%	5,968,697	95.7%	92.4%
Property and equipment, net	395,746	3.0%	152,734	2.4%	159.1%
Goodwill	956,919	7.4%	—	0.0%	—
Other assets	155,190	1.2%	112,819	1.8%	37.6%
TOTAL	$12,992,564	100.0%	$6,234,250	100.0%	108.4%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	780,835	6.0%	554,536	8.9%	40.8%
Accounts payable	1,826,218	14.1%	1,461,358	23.4%	25.0%
Advances from customers	131,013	1.0%	61,545	1.0%	112.9%
Other current liabilities and taxes payable	44,686	0.3%	26,212	0.4%	70.5%
Accrued income taxes	75,040	0.6%	2,536	0.0%	2,859.0%
Accrued employee statutory profit sharing	2,799	0.0%	2,158	0.0%	29.7%
Total current liabilities	2,860,591		2,108,345
Long-term notes payable to financial institutions	3,279,513	25.2%
DEFERRED INCOME TAXES	1,257,429	9.7%	519,898	8.3%	141.9%
Total liabilities	7,397,533	56.9%	2,628,243	42.2%	181.5%
STOCKHOLDERS’ EQUITY
Common stock	481,696	3.7%	221,000	3.5%	118.0%
Additional paid-in capita	l2,992,492	23.0%	2,290,266	36.7%	30.7%
Retained earnings	1,831,612	14.1%	871,980	14.0%	110.1%
Excess in restated stockholders’ equity	316,240	2.4%	316,240	5.1%	0.0%
Cumulative initial effect of deferred income taxes	(143,983)	-1.1%	(143,983)	-2.3%	—
Majority Stockholders’ Equity	5,478,057	42.2%	3,555,503	57.0%	54.1%
Minority interest	116,974	0.9%	50,504	0.8%	131.6%
TOTAL STOCKHOLDERS’ EQUITY	5,595,031	43.1%	3,606,007	57.8%	55.2%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,992,564	100.0%	6,234,250	100.0%	108.4%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT DATA
COMPARISON OF THIRD QUARTER 2005 WITH THIRD QUARTER 2004
(Figures in thousands of constant September 30, 2005 pesos)

	3Q05		3Q04		Change 3Q05 /3Q04

REVENUES
Affordable entry-level revenue	$1,994,943	80.8%	1,000,779	77.4%	99.3%
Middle-income housing revenue	376,919	15.3%	280,204	21.7%	34.5%
Other revenues	98,404	4.0%	12,080	0.9%	714.6%
TOTAL REVENUES	2,470,266	100.0%	1,293,063	100.0%	91.0%
COSTS	1,680,832	68.0%	903,488	69.9%	86.0%
GROSS PROFIT	789,434	32.0%	389,575	30.1%	102.6%
SELLING AND ADMINISTRATIVE EXPENSES	220,108	8.9%	117,829	9.1%	86.8%
OPERATING INCOME	569,326	23.0%	271,746	21.0%	109.5%
OTHER INCOME	3,552	0.1%	(3,488)	-0.3%	-201.8%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	144,801	5.9%	30,093	2.3%	381.2%
Interest income	(18,562)		(22,103)	-1.7%	-16.0%
Foreign exchange (gain) loss	(339)	0.0%	(3,985)	-0.3%	-91.5%
Monetary position loss	9,924	0.4%	16,492	1.3%	-39.8%
	135,824	5.5%	20,497	1.6%	562.7%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	437,054	17.7%	247,761	19.2%	76.4%
INCOME TAX EXPENSE	139,256	5.6%	77,172	6.0%	80.4%
NET INCOME	297,798	12.1%	170,589	13.2%	74.6%
MAJORITY INTEREST		-0.2%	10,916	0.0%
MINORITY INTEREST
	(4,393)				—
NET INCOME	302,191	12.2%	159,673	12.3%	89.3%
Earnings per share	0.90		0.51	—	—
EBITDA	579,226	23.4%	273,215	21.1%	112.0%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT DATA
COMPARISON OF NINE MONTHS 2005 WITH NINE MONTHS 2004
(Figures in thousands of constant September 30, 2005 pesos)

	2005 YTD		2004 YTD		Change 2005 /2004

REVENUES
Affordable entry-level revenue	$4,194,304	78.3%	2,686,844	81.5%	56.1%
Middle-income housing revenue	$958,971	17.9%	590,323	17.9%	62.4%
Other revenues	$201,217	3.8%	21,232	0.6%	847.7%
TOTAL REVENUES	5,354,492	100.0%	3,298,399	100.0%	62.3%
COSTS	3,668,066	68.5%	2,276,705	69.0%	61.1%
GROSS PROFIT	1,686,426	31.5%	1,021,694	31.0%	65.1%
SELLING AND ADMINISTRATIVE EXPENSES	496,100	9.3%	305,777	9.3%	62.2%
OPERATING INCOME	1,190,326	22.2%	715,917	21.7%	66.3%
OTHER INCOME	20,296	0.4%	43,070	1.3%	-52.9%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	241,318	4.5%	92,384	2.8%	161.2%
Interest income	(41,534)	-0.8%	(32,389)	-1.0%	28.2%
Foreign exchange (gain) loss	(6,246)	-0.1%	(3,992)	-0.1%	56.5%
Monetary position loss	11,331	0.2%	22,278	0.7%	-49.1%
	204,869	3.8%	78,281	2.4%	161.7%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	1,005,753	18.8%	680,706	20.6%	47.8%
INCOME TAX EXPENSE	314,306	5.9%	212,848	6.5%	47.7%
NET INCOME	691,447	12.9%	467,858	14.2%	47.8%
MAJORITY INTEREST	699,922	13.1%	457,708	13.9%
MINORITY INTEREST		-0.2%	10,150	0.3%	—
	(8,475)
NET INCOME	699,922	13.1%	457,708	13.9%	52.9%
Earnings per share	2.21		1.69
				—	—
EBITDA	1,249,503	23.3%	763,480	23.1%	63.7%

(1)

Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of September 30, 2005 in accordance with Mexican GAAP.  The symbols “Ps.” and “$”refer to Mexican pesos and “US$” refer to U.S. dollars.

SOURCE  Desarrolladora Homex
          -0-                             10/27/2005
          /CONTACT:  Carlos J. Moctezuma Head of Investor Relations, +5266-7758-5838, cmoctezuma@homex.com.mx, or investor.relations@homex.com.mx; or Allan Jordan, +1-646-284-9452, ajordan@hfgcg.com, of The Global Consulting Group for Desarrolladora Homex/
          /Web site:  http://www.homex.com.mx /